601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C.
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

March 20, 2013

Via EDGAR and Hand Delivery

Jay Ingram

Legal Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Taminco Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed March 20, 2013

File No. 333-185244

Dear Mr. Ingram:

On behalf of Taminco Acquisition Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 19, 2013, to Kurt Decat, Chief Financial Officer of the Company, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information, including updating the Company’s financial information to incorporate financial data for the period ended December 31, 2012.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

March 20, 2013

General

1.	Staff’s Comment: Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement throughout to provide updated financial statements and related disclosure.

Market, Ranking and Other Industry Data, page 38

2.	Staff’s Comment: We note your revised disclosure in response to comment five of our letter dated January 29, 2013. However, you disclosure continues to suggest that the ADL report is publicly available. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 to clearly indicate that the ADL report is not publicly available.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Critical Accounting Policies, page 69

Share-Based Compensation, page 70

3.	Staff’s Comment: We note your response to comment eight of our letter dated January 29, 2013. With respect to the incentive equity awards granted during the Successor Period, please:

•

Revise your table to include the 8,000 time-vested stock options and 17,000 performance-based stock options that were granted during the third quarter of 2012, as well as any additional options granted during the fourth quarter of 2012; and

•	Revise your disclosure to clarify, if true, that the fair value of your common stock was contemporaneously determined by the two unrelated third parties during the time of the acquisition.

Securities and Exchange Commission

March 20, 2013

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 and the table on page 64 to include the stock options granted in the third and fourth quarters of 2012. The Company has also revised the disclosure on page 63 to clarify the determination of the fair value of its common stock.

Executive Compensation, page 106

4.	Staff’s Comment: We note your revised disclosure in response to comment 11 of our letter dated January 29, 2013. After you determine achievement of the performance measures for each named executive officer, please update the disclosure to discuss the actual results achieved by you and how you evaluated the results to reach the actual payout. In addition, we note your disclosure continues to state that you are not disclosing the specific performance targets. Please revise this section to reflect your disclosure of the EBITDA and Working Capital targets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 102 to disclose the EBITDA and working capital bonus targets and actual bonus payout.

Long-Term Equity-Based Compensation, page 109

5.	Staff’s Comment: Please explain how you determined the amount of stock options to grant to each of your named executive officers and revise to describe the repricing of the options that took place in December 2012.

Response: In response to the Staff’s comment, the Company has added disclosure on page 103 regarding the December 2012 cash distribution to its shareholders. The Company respectfully informs the Staff that, as reflected in the revised disclosure, the exercise price adjustment was not considered a repricing under the terms of its equity incentive plans or for accounting purposes. Specifically, as required by the 2012 Incentive Plan, the exercise prices of all outstanding option awards were adjusted in connection with the payment of the extraordinary dividend to preserve the

Securities and Exchange Commission

March 20, 2013

grantee’s rights thereunder. Because the adjustment was required under the 2012 Incentive Plan and because the exercise price adjustment did not change the fair value of the options or result in an additional compensation expense, there was no incremental compensation associated with the exercise price adjustment.

2012 Summary Compensation Table, page 113

6.	Staff’s Comment: We note that the amount reported under “Non-Equity Incentive Plan Compensation” represents only 50% of the amount earned under the annual cash bonus plan because the other 50% is deferred pursuant to the Bonus Pension Plan. Please note that Instruction 2 to Item 402(c)(2)(vii) of Regulation S-K states that all earnings on non-equity incentive plan compensation must be identified and quantified, even if deferred or payable by its terms at a later date. Please revise the Summary Compensation Table to include the full amount earned by each named executive officer, including the actual amount earned (as opposed to the target) as soon as such information is available. Please also revise the 2012 Grants of Plan-Based Awards Table to report the full amount earned under the annual cash bonus plan. Alternatively, please advise us as to why you believe it is appropriate to report only 50% of the amount earned.

Response: In response to the Staff’s comment, the Company has revised the 2012 Summary Compensation table on page 110 to include the full amount earned by each named executive officer.

7.	Staff’s Comment: We note your disclosure on page 116 that in December 2012 the exercise price of all options was reduced from $100 per share to $54.99 per share. Please note that both the grant date fair value of the original award as well as the incremental fair value of the modified award computed as of the modification date must be reported in the Option Award column of the Summary Compensation Table. Please revise the Summary Compensation Table and the Grants of Plan-Based Awards table accordingly. See Question 119.21 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Summary Compensation table and the Grants of Plan-Based Awards table on pages 110 and 112, respectively. In addition, the Company respectfully refers the Staff to the response in comment 5 above regarding the exercise price adjustment.

Securities and Exchange Commission

March 20, 2013

2012 Grants of Plan-Based Awards, page 115

8.	Staff’s Comment: Please revise to disclose the aggregate grant date fair value for each reported option grant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 112. In addition, the Company respectfully refers the Staff to the response in comment 5 above regarding the exercise price adjustment.

9.	Staff’s Comment: We note that you have requested confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will accelerate the effective date of your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and understands that all comments relating to the confidential treatment of certain exhibits must be resolved prior to the Staff accelerating the effectiveness of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Kurt Decat
Mr. Edward Yocum